UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

CHIMERIX, INC.

(Name of Subject Company)

PINETREE ACQUISITION SUB, INC.

(Offeror)

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

Neena M. Patil

Jazz Pharmaceuticals Public Limited Company

Executive Vice President and Chief Legal Officer

Fifth Floor, Waterloo Exchange

Waterloo Road, Dublin 4, Ireland D04 E5W7

011-353-1-634-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Gordon, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pinetree Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz”), with the U.S. Securities and Exchange Commission on March 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chimerix, Inc., a Delaware corporation (“Chimerix”), in exchange for $8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 21, 2025 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal , filed as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

a)	The following is hereby added as a new section at the end of the Offer to Purchase:

“20. Expiration of the Offer

The Offer and related withdrawal rights expired as scheduled at the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025 (the “Expiration Time”), and was not extended. According to the Depository, as of the Expiration Time, 84,845,016 Shares, representing approximately 90.45% of the issued and outstanding Shares as of the Expiration Time, had been validly tendered and not validly withdrawn. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser expects to accept for payment, on April 21, 2025, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Parent will cause Depository to pay, as promptly as practicable, for all Shares accepted for payment pursuant to the Offer.

Following acceptance for payment of the Shares, Purchaser will own a sufficient number of Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Chimerix’s stockholders. Accordingly, Jazz expects to effect the Merger on April 21, 2025, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Chimerix, with Chimerix continuing as the surviving corporation and as an indirect wholly owned subsidiary of Jazz.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Jazz and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Chimerix’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2025

PINETREE ACQUISITION SUB, INC.

By:	/s/ Alan Campion
Name:	Alan Campion
Title:	Vice President, Finance

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Philip L. Johnson
Name:	Philip L. Johnson
Title:	Executive Vice President &
Chief Financial Officer